Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc.
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076
https://www.doroni.io/

Up to $1,199,997.60 in Series Seed 1 Preferred Stock at $2.48
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Doroni Aerospace, Inc.
Address: 11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $9,999.36 | 4,032 shares of Series Seed 1 Preferred Stock
Offering Maximum: $1,199,997.60 | 483,870 shares of Series Seed 1 Preferred Stock
Type of Security Offered: Series Seed 1 Preferred Stock
Purchase Price of Security Offered: $2.48
Minimum Investment Amount (per investor): $500.96

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed 1 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed 1 Preferred Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Doroni, Inc. you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first ten days and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first ten days and receive 7% bonus shares.

Early Copper

Invest $2,500+ within the first ten days and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first ten days and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first ten days and receive 15% bonus shares.

Early Sapphire

Invest $25,000+ within the first ten days and receive 20% bonus shares.

Early Ruby

Invest $50,000+ within the first ten days and receive 25% bonus shares.

Early Gold

Invest $100,000+ within the first ten days and receive 30% bonus shares.

<u>Amount-Based</u>

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $25,000+

Invest $25,000+ and receive 15% bonus shares.

Tier 4 | $50,000+

Invest $50,000+ and receive 20% bonus shares + 30-minute Zoom call and meet the CEO.

Tier 5 | $100,000+

Invest $100,000+ and receive 25% bonus shares + be invited to the office and meet the CEO. Experience test flight simulator. Lodging and travel in the USA included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Owners' Bonus</u>

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed 1 Preferred Stock at $2.48 / share, you will receive 110 shares of Series Seed 1 Preferred Stock, meaning you'll own 110 shares for $248. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus. Stacking perks only apply to the Owner's Bonus perk and Loyalty perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

The Company and its Business

Company Overview

Doroni Aerospace, Inc. (the "Company", "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product is currently under development, the Doroni H1, which is a two-seater personal eVTOL that is anticipated by the Company to be made available for public purchase which anyone can own, fly, and park in a standard two-car garage. In order to get started, the Company anticipates that customers will need a current valid driver's license and completion of a 20-hour training course provided by the Company. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch at the beginning of 2025.

Doroni was founded in 2016, with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Doroni's mission is to democratize the power of flight and ultimately envisions Doroni eVTOLs serving as one of the primary clean transportation solutions for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among the Company's core guiding principles, informing everything from product design, customer/user experience, to bringing its technology to scale. The H1 eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license after years of flight training.

Doroni's global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. Doroni believes the transportation sector, and the world at large, stands at an inflection point and the Company is positioning itself to deliver a disruptive technological change to commuter transportation with a magnitude similar to the smartphone's impact on the world of telecommunications.

Doroni anticipates that it will operate direct sales channels primarily to first responder and police markets, brand experience stores, pop-up locations in key US and European markets, as well as online sales.

Doroni Aerospace, Inc. was initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and it converted to a Delaware C-Corporation on October 6, 2021.

Competitors and Industry

<u>Industry and Competitors</u>

A clear and concise overview of Urban Air Mobility (UAM), Advanced Air Mobility (AAM), and the eVTOL industry are essential to fully understand Doroni Aerospace's new valuation and accompanying strategy.

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the US, adding to the fact that state and local governments spent approximately $203B on highways and roads the previous year. Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on costly and unsustainable infrastructure. The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.

According to Deloitte's Advanced Air Mobility Report, Disrupting the future of mobility—" *With urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services.*"

As defined by the FAA, Urban Air Mobility envisions a safe and efficient aviation transportation system that will use highly automated aircraft that will operate and transport passengers or cargo at lower altitudes within urban and suburban areas. UAM will be composed of an ecosystem that considers the evolution and safety of the aircraft, the framework for operation, access to airspace, infrastructure development, and community engagement.

Advanced Air Mobility builds upon the UAM concept by incorporating use cases not specific to operations in urban environments, such as: commercial inter-city (longer range/thin haul); cargo delivery; public services; and private/recreational vehicles.

Market Overview

Commercial air taxi operations are projected to begin between 2024-2025, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040.

60 Minutes recently aired a high-profile informative report on the emerging industry, where FAA Acting Administrator Billy Nolen was quoted: "*This is real, and this is happening—we've come a long way from where we were just a decade ago.*" This goes a long way towards validating eVTOL certification processes, especially in light of Joby Aviation receiving its Part 135 Air Carrier Certification—one of three FAA approvals needed for the company to operate in cities and communities across the US—in late May 2022.

The National Aeronautics and Space Administration (NASA) is also assisting the FAA in air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft, including cargo transportation, military and law enforcement, and emergency/natural disaster response. In addition, the US Air Force established the Agility Prime Program, partnering with the commercial eVTOL industry to propel the third revolution in aerospace and start a new class of air mobility systems by 2023. These are just a few of the major changes and initiatives the nascent industry can anticipate in the coming years.

eVTOL Market Segmentation

Electric vertical takeoff and landing aircraft are changing the way the world thinks about air travel and redefining what's possible. In all, it's generally accepted that there are over 250 different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment is certainly the most high-profile, with large commercial developers like Joby, Vertical, Lilium, and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are potential competitors to Doroni Aerospace, to the company's knowledge none of these developers has plans to offer vehicles for personal purchase and use. As such, Doroni sees the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni H1.

Joby Aviation

- Ticker "JOBY"

- Established in approximately 2009, Santa Cruz, CA;

- Maximum range of 150 miles, 200 mph top speed

- Raised total of $1.7B in 8 rounds, most recently $835M in a public business combination with post transaction valuation of $4.5B.

--

Archer Aviation

Ticker "ACHR"

- Established in 2018, San Jose, CA.

-Range of up to 100 miles, 150 mph top speed.

- Raised total of $1.1B in 3 rounds, most recently $857M in a public business combination with a valuation of $1.7B.

Volocopter GmbH

- Established in 2011, Karlsruhe, Germany.

- Range of 35 km, 110 km/h max airspeed.

- Raised $170M in Series E at pre-money valuation of $1.7B, and raised a total of

$579M to date.

--

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don't fly a manned eVTOL and only fly cargo. By comparison, the Doroni H1 eVTOL is dual use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have limited range, and are intended for leisure and recreational use. The Doroni H1 falls under the 2-seater + payload category.

Business Model and Differentiators

Doroni Aerospace's go-to-market personal eVTOL has multiple use cases across several sectors. The company's business model consists of building, selling, and leasing the Doroni H1 eVTOL, generating revenue by specifically targeting emergency response, the military, law enforcement, and the purely recreational sports/leisure segment which also include sustainable tourism. Doroni Aerospace expects to deliver at least 6 units in its third year and 1,132 units by year five.

In the short-term, Doroni anticipates its early adopters and potential customer base to include those who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and are interested in owning a personal eVTOL. In the long-term, the company believes that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

The Doroni team designed an intuitive, easy-to-use aircraft control system for the H1 based on an auto-stabilizing, multi-rotor aircraft with 3 axes of movement. The company's unique, patent-pending design and aerodynamic features combine the best elements of a drone and aircraft to deliver ease of use and quick deployment. The company believes that this, combined with the H1's propulsion system, will make it an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, each of the aircraft's control sticks mirrors the other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yawl are all integrated into this single stick and anti-collision sensors will maintain the aircraft's position in the event the pilot remove's his/her hand from the control stick.

The Doroni H1 boasts a fast charge time of 15-20 minutes, has a cruising speed of 100 mph, max speed of 140 mph, and currently has a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, the company projects this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that Doroni Aerospace does, and as such, the Doroni team has sought to bake in every safety consideration possible into the design and nature of the Doroni H1 eVTOL. From its inception with the Y6 and X8 prototypes that came before it, the Doroni H1 was designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two car garage, in areas near families and children at play—ducted propellers are an absolute must. This aesthetically pleasing, patent-pending design sets the Doroni H1 apart from its competitors and greatly increases overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels.

The Doroni H1 evTOL will also be equipped with airframe parachutes and a variety of sensors, including 360° anti-collision sensors, lidar, barometer, and an Optic Flow camera which helps the aircraft maintain its altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy dissipating landing gear, and an energy dissipating body.

Current Stage and Roadmap

Current Stage and Development

Doroni has achieved several key milestones within the year, most notably having raised $1.06M in investments via the Company's first crowdfunding campaign on StartEngine and approximately $2.4M in the Company's second Regulation CF round. The first campaign, which ran from November 2021 to April 28th, 2022, met its offering maximum early and was oversubscribed. The second campaign closed in March 2023. During the raises, the Company also pivoted from its initial targeted milestone of developing a showroom model – Doroni is now creating a full-scale, fully-functional flying prototype in a relatively short time.

To that end, Doroni procured and moved into a new research and development facility at the end of 2022, where the Hl eVTOL prototype began production. The Company has finalized the Hl's airframe design and is currently producing fully functional cockpits with software, avionics, and computer systems that are ready for flight integration: one for the purpose of simulations and one for flight tests. Doroni has NOA agreements in place with major Original Equipment Manufacturers ("OEMs") like Honeywell Aerospace, Garmin, and Amphenol to incorporate components into the Hl. In addition, Doroni has been coordinating with Space Florida, a state government agency, which is providing resources to bring the Company's operations to scale (i.e. allocating land, building production facility and tooling, leasing, etc.).

Doroni also recently recruited Mr. Eyal Segal as the Company's Chief Financial Officer. Mr. Segal brings more than 20 years of experience in leadership, management and strategic financial analysis, for both public and private companies. Mr. Segal was most recently Director of Financial Planning and Analysis at Teledyne FLIR, a global leader in the design and manufacturing of thermal cameras and sensors for a wide variety of applications, including aircraft. Prior to Teledyne FLIR, Mr. Segal worked for several start-up and private companies in the ad-tech, gaming, apparel and distribution industries. Mr. Segal began his career working for the global accounting firms, PwC and EY. Mr. Segal served six years in the Israeli Defense Forces as an officer in its Logistics Unit. Mr. Segal holds an MBA from Tel Aviv University, a B.A. in Economics and Management from the Technion - Israel Institute of Technology, and a B.A. in Accounting from Tel-Aviv University.

In late March 2023, the Company revealed the Hl P1 model, the most comprehensive look at its go-to-market product it's offered to the public to date. Doroni also presented the Hl's cockpit via a full VR experience as part of the 16th Annual Electric Aircraft Symposium ("EAS") hosted by the Vertical Flight Society, which took place on July 2022 in Oshkosh, Wisconsin. The Company has received 270 pre-orders from private consumers.

To the best of Doroni's knowledge, the Company has procured nearly all of the technology, components (batteries, motors, etc.), and partnerships necessary to develop the H1 P2. From the Company's discussions with James E. Wilborn- Manager, Center for Emerging Concepts & Innovation, Federal Aviation Administration, its understanding is that it is further ahead than any other personal eVTOL developer.

Previous Development and Milestones

The Hl P1 eVTOL prototype developed is the successor to two previous prototypes developed by the Company, the Y6 and X8 prototypes. With the more recent of the two, the X8, the Doroni team designed, built, tested, and successfully lifted off the 643 lb. full-scale prototype.

The Company also won 2nd place at the Florida Aerospace 2021 Forum, the sixth annual aerospace-focused conference hosted in partnership with Space Florida, and which was supported by title sponsor Florida Power and Light and its incubator 35 Mules, and also by Foley & Lardner LLP, Haskell, Dysruptek and Spaced Ventures.

Doroni's design and aerodynamic features have been approved by the USPTO, and the company has secured a Letter of Intent ("LOI") from a multinational security company. While achieving these accomplishments, the Company has benefitted from multiple press mentions, including The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, and Yahoo! Finance.

We have two pending patents and one approved and published; Patent No. US D978,717 S (application no. 29/756587) for the ornamental design for a personal aircraft. The patent was filed on October 29, 2020, published on February 21, 2023, and has a term of 15 years.

Future Roadmap

The Company projects to have a full-scale, fully-functional flying H1 P2 eVTOL prototype completed within the next several months and is targeting a Light Sport Aircraft certification with the FAA ahead of product launch in the beginning of 2025. Doroni also intends on growing its current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2023.

Currently, Doroni's future development roadmap includes, but is not limited to: completing the full-scale, fully-functional flying H1 P2 prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, etc.; and working with a Designated Engineering Representative ("DER") to assist the company in securing an LSA certification with the FAA.

The Company is also engaging with local government and law enforcement agencies, and is excited to share its vision for what is possible with flight through Doroni's design and user experience.

The Team

Officers and Directors

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO), Founder, Director
  Dates of Service: November, 2016 - Present
  Responsibilities: CEO of the company, responsibilities include: overseeing the day to day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the company's majority shareholder with 50,585,000 shares of Common Stock.

Name: Yaakov Werdiger

Yaakov Werdiger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer (COO)
  Dates of Service: March, 2023 - Present
  Responsibilities: Operation and funding.

Other business experience in the past three years:

- **Employer:** Champ Autos
  Title: CEO
  Dates of Service: January, 2019 - June, 2021
  Responsibilities: CEO

Name: Eyal Segal

Eyal Segal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: March, 2023 - Present
  Responsibilities: Company Financials

Other business experience in the past three years:

- **Employer:** Teledyne FLIR
  Title: Director of Financial Planning and Analysis
  Dates of Service: September, 2015 - June, 2022
  Responsibilities: Director of Financial Planning and Analysis

Name: David Gambill

David Gambill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Aerospace Engineering H1 Project Manager
  Dates of Service: April, 2023 - Present
  Responsibilities: Work with the design team to continue the development of H1 personal eVTOLs. Manage work with the internal team, partners, and suppliers to boost development.

Other business experience in the past three years:

- **Employer:** XTI Aircraft
  Title: Chief Engineer
  Dates of Service: November, 2020 - July, 2022
  Responsibilities: Aerospace Engineering

Other business experience in the past three years:

- **Employer:** GnG Design LLC
  Title: CEO and Entrepreneur
  Dates of Service: September, 2014 - Present
  Responsibilities: CEO and Entrepreneur

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to

enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike publicly traded companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed-1 Preferred stock purchased through this Offering is subject to limitations of transfer. For instance, under Rule 144, the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed-1 Preferred Stock in the amount of up to $1.2 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of its plans.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. With the increase in interest rates, it is currently a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed-1 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Other classes of Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Series Seed-1 Preferred Stock. In addition, if we need to raise more equity capital from the sale of preferred or common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the

Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Doroni H1 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Doroni Hl. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Doroni H1. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Series Seed-1 Preferred stock that an investor is buying has no voting rights attached to them. As such, you will be part of the minority shareholders of the Company with no control over say in the operations in the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

You are trusting that management will make the best decision for the company
You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series Seed-1 Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it is because you think that Doroni is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has two patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, FTR (Federal Travel Regulation) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Doroni or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider

to provide some of our back- up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Doroni Aerospace could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risk

Being in the aviation industry, we have to meet the FAA's LSA regulation standards. We have already started working with DER – which are Designated Engineering Representatives, to approve or recommend technical data to the FAA. Still, the FAA is a governing body and their regulations are subject to change. It is possible that the FAA may institute new regulations which may negatively impact our business and it's activities, potentially even rendering our business model unsustainable.

Potential conflicts of interest

The interests of the investors may be inconsistent in some respects with the interests of the Board of Directors and the Company's officers. Although the fiduciary obligations of the Board of Directors and the Company's officers require the Board of Directors and the Company's officers to exercise good faith and integrity in resolving any conflicts of interest, no assurances exist that any or all such conflicts will be resolved in a manner favorable to the investors.

Global Economy

The Company may be affected by economic, political and other factors affecting the United States or global economy. For example, during 2020 and continuing through 2023, there was a significant downturn in the global economy, leading to adverse business conditions and liquidity concerns in the various industries. It is unclear what continuing effect such events will have on the global economy or the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	50,585,000	Common Stock	83.29%

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, and Series Seed 1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 483,870 of Series Seed 1 Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 60,730,128 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 3,304,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The Class A Common shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

Series Seed 1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,309,596 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

<u>Dividends</u>

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Dividend, Liquidation Preference, and Conversion Rights are detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of Series Seed 1 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The Company is engaging in a concurrent offering through Regulation D in conjunction with this crowdfunding raise. This has the potential to further dilute investors' stake in the company. Please see the Liquidity and Capital Resources Section for additional information.

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,585,000
  Use of proceeds: Founder's Shares + R&D
  Date: October 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,064,001.95

Number of Securities Sold: 4,645,592
Use of proceeds: R&D and Marketing
Date: April 29, 2022
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 84,536
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,415,000
  Use of proceeds: 2022 Equity Incentive Plan
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,304,000
  Use of proceeds: New Employee Option Plan
  Date: July 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,415,622.54
  Number of Securities Sold: 1,280,375
  Use of proceeds: R&D
  Date: March 04, 2023
  Offering exemption relied upon: Regulation CF

- **Name:** Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 29,221
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: March 04, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have not yet generated revenue. We believe we can operate for around 3-4 months without revenue generation without this Offering. With an anticipated increase in the burn rate and assuming we raise the full amount in this offering and other offerings and investments, we believe we can operate for approximately 12 months.

In March 2023, we closed a Regulation CF raise on StartEngine and raised an aggregate of approximately $2.4M (the "Reg CF Offering"). We are currently utilizing those proceeds for our operations and furthering our goals and milestones.

Our current milestones are: the completion of the H1 P2, redesigning H1 P3, and progression on certification and preparing for mass production. While the amount raised in this offering is not likely to complete the development of the H1 P2, it will significantly further our business plan toward the milestones.

Foreseeable major expenses based on projections:

We estimate the following expenses for 2023.

Sales and Marketing: $600K;
Research & Development: $2.8M; and
G&A: $1.4M

Future operational challenges:

The operational challenges we foresee are building, testing, and optimizing our design tailored to our target markets. We also understand that the FAA will have specifications and regulations requirements that will have to be incorporated into the H1.

Scaling up according to our milestones is another challenge. We understand that this is a difficult phase, moving from one working certified vehicle to being mass-produced once the tooling is complete.

Future challenges related to capital resources:

The challenge will be to control the cash flow and inject capital at the right time so the Company can progress at the fast pace we anticipate. We also believe current international supply chain issues may present a challenge to capital resources.

Future milestones and events:

Once we raise the full amount from this Offering, we can progress on developing the H1 P2.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2023, the Company had approximately $1,000,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company is anticipate to raise, a small portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the Company for approximately 3-4 months if we raise the minimum amount.

How long will you be able to operate the company if you raise your maximum funding

goal?

If we raise the maximum amount in this round and other capital raise efforts that we are running in parallel (Reg D Offering), we believe we can operate for approximately 12 months with an increased burn rate of $500,000. Following our burn rate increase to $500,000, it is likely that in the future, the Company will seek additional capital to scale up for certification and mass production.

We expect to incur substantial additional research and development costs, administrative expenses to support its research and development operations, and marketing expenses to launch the sale of any commercialized product that may be developed. There can be no assurance that our activities will lead to the development of commercially viable products. Our operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue in the foreseeable future.

We believe it will require substantial additional funds to deploy and commercialize the H1, Simulation Rig, and full-scale flying prototypes, Doroni H1 P2 and P3. Our cash requirements may vary materially from those now planned depending upon outcomes related to the success of its development efforts, achievement of regulatory milestones, the level of resources that we devote to the engagement or development of manufacturing capabilities, and the strategy adopted for marketing its tests, once approval is obtained. In addition, changes in circumstances in the aviation industry and related government and business initiatives may require us to allocate substantially more funds than are currently available or that management intends or is able to raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has a concurrent offering for institutional investors and high net-worth investors via its Reg D (506(c)) Offering. The terms of the offering as well as the rights and privileges are substantially the same as that of this Reg CF offering. In addition, the Company is regularly in discussions with high-net-worth investors, investment firms, and family offices.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $162,052,435.52

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including its growth, an independent third-party valuation report, the current stage of its business, and the amount raised to date.

Doroni Aerospace has achieved several key milestones within the last 12 months, most notably having raised approximately $3.5M in investments to date via the Company's first and second crowdfunding campaigns on StartEngine. In the first campaign, which ran from November 2021 to April 28th, 2022, we met our offering maximum early and were oversubscribed. During the raise, the Company also pivoted from its initial targeted milestone of developing a showroom model-Doroni is now creating a full-scale, fully-functional flying prototype in a relatively short time. The second campaign ran until March 2023 and raised approximately $2.4M.

To that end, Doroni procured and moved into a new research and development facility at the end of 2022, where it began production of the Hl eVTOL prototype. The Company has finalized the Hl's airframe design and is currently producing fully functional cockpits with software, avionics, and computer systems that are ready for flight integration: one of which is for the purpose of simulations and the other of which is for flight tests. Doroni has NOA agreements in place with major Original Equipment Manufacturers ("OEMs") like Honeywell Aerospace, Garmin, and Amphenol to incorporate components into the Hl. In addition, Doroni has been coordinating with Space Florida, a state government agency, that is providing resources to bring the Company's operations to scale (i.e. allocating land, building production facility and tooling, leasing, etc.).

Doroni also recently recruited Mr. Eyal Segal as the Company's Chief Financial Officer. Mr. Segal brings more than 20 years of experience in leadership, management, and strategic financial analysis, for both public and private companies. Mr. Segal was most recently Director of Financial Planning and Analysis at Teledyne FLIR, a global leader in the design and manufacturing of thermal cameras and sensors for a wide variety of applications, including aircraft. Prior to Teledyne FLIR, Mr. Segal worked for several start-up and private companies in the ad tech, gaming, apparel, and distribution industries. Mr. Segal began his career working for the global accounting firms, PwC and EY. Mr. Segal served six years in the Israeli Defense Forces as an officer in the Logistic Unit. Mr. Segal holds an MBA from Tel Aviv University, a B.A. in Economics and Management from the Technion - Israel Institute of Technology, and a B.A. in Accounting from Tel Aviv University.

In late March 2023, the Company revealed the H1 P1 model, the most comprehensive look at the go-to-market product it has offered to the public to date. Doroni Aerospace also presented the Hl's cockpit via a full VR experience as part of the 16th Annual Electric Aircraft Symposium ("EAS") hosted by the Vertical Flight Society, which took place in July 2022 in Oshkosh, Wisconsin. The company has received interest for pre-orders from private consumers and received over 270 requests for pre-orders.

Doroni believes that it has procured nearly all of the technology, components (batteries, motors, etc.), and partnerships necessary for the development of the H1 P2. From the Company's discussions with the Center for Emerging Concepts & Innovation, Federal Aviation Administration, it is Doroni's understanding that the Company is further ahead than any other personal eVTOL developer.

Valuation Increase from first Reg CF

Doroni settled on its initial $14M valuation relatively early in the development process prior to the first Reg CF offering on StartEngine, which began in November 2021 and closed on April 28, 2022 ("First Reg CF Offering"). The primary intention of the valuation was to deliver the best possible value for the Company's early adopters and supporters based on its concept, team, and company model. This first campaign received a tremendously positive response from investors and the Company was extremely happy to offer a chance to leverage early bird offering valuation and terms. The campaign was ultimately oversubscribed and closed early, meeting the $1.06M offering max.

Since our last Reg CF offering, we have demonstrated progress and growth, highlighted below:

- **Full-Scale Flying Prototype:** We have successfully developed a full-scale flying prototype, representing a major milestone in our technological advancements.

- **R&D Facility:** Our company now operates a state-of-the-art, 13,000-square-foot Research and Development facility. This facility provides us with the necessary infrastructure to conduct further innovation and refine our aerospace technology.

- **Flight Test Success:** We have conducted over 60 successful flight tests, validating the performance and reliability of our aerospace solutions.

- **Preorder Requests:** We have now received over 300 preorder requests, indicating a strong market demand for our products and services.

- **Complete Operation VR Cockpit and Avionics:** Our team has developed a complete operational Virtual Reality cockpit, along with cutting-edge avionics and simulator systems. These advancements enhance the safety and efficiency of our aerospace solutions.

- **Talented Team:** Our team has grown to include 15 skilled and dedicated members, bringing diverse expertise to our company.

- **Intellectual Property:** We have secured design and aerodynamic patents, which provide us with a competitive edge in the industry and protect our innovative technologies.

- **Strategic Partnership:** We have established a partnership with SPACE Florida, enabling us to scale our operations and expand our reach within the aerospace sector.

- **Avionics OEMS:** We have collaborated with reputable avionics Original Equipment Manufacturers (OEMs), including Honeywell, Garmin, Amphenol, and Microsoft. These partnerships ensure the integration of top-quality components and systems in our aerospace solutions.

- **Preorder Agreement:** We have signed a Memorandum of Understanding (MOU) for 25 units with 3 POINTS IN SPACE, a prominent Canadian company. This agreement validates the market interest in our products and establishes a solid customer base.

- **Industry Recognition:** We are proud to have been selected as the winner of the NSU Orbit Innovation Center at the Florida Aerospace Forum. This recognition highlights our commitment to innovation and showcases our potential within the aerospace industry.

These accomplishments demonstrate our company's progress, market traction, and readiness for the next phase of growth. In conclusion, we believe that given our progress since our last Reg CF, the company is now valued at approximately $162M.

The total number of shares outstanding on a fully diluted basis, 65,343,724 shares, includes 60,730,128 shares of Common Stock (includes 5,415,000 shares to be issued pursuant to stock options), 3,304,000 shares of Class A Common Stock (includes 3,304,000 of shares to be issued pursuant to stock options for the Company's Equity Incentive Plan), and 1,309,596 shares of Series Seed 1 Preferred Stock.

The Company is engaging in a concurrent offering in reliance on Regulation D in conjunction with this crowdfunding raise. This has the potential to further dilute investors' stake in the company.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,199,997.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  60.0%
  60% of our funds will be dedicated to research and development (R&D) efforts for the development of the Doroni H1 P2. As a USA-based company, we have successfully built a flying model prototype of a personal eVTOL (H1P1), positioning ourselves as an industry leader in advanced aerial mobility. This significant investment in R&D reflects our commitment to pushing the boundaries of transportation and delivering innovative solutions to our customers. The Doroni H1 P2 represents a new era of personal aerial mobility, and we are excited about its potential impact.

- *Company Employment*
  30.0%
  We have allocated 30% of our funds towards supporting company employment initiatives. Recognizing the importance of our team and their contributions to our success, we believe it is vital to invest in our workforce.

- *Marketing*
  4.5%
  We have allocated 4.5% of our funds towards our marketing efforts. Recognizing the significance of effective marketing strategies in driving brand awareness and market growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.doroni.io/ (Investors button on bottom of home page of website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doroni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Doroni Aerospace, Inc.

[See attached]

DORONI AEROSPACE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Doroni Aerospace, Inc.
Coral Springs, Florida

Opinion

We have audited the financial statements of Doroni Aerospace, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 26, 2023
Los Angeles, California

DORONI AEROSPACE INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	395,418	$	202,394
Prepaids and other current assets		513,929		47,872
Total current assets		**909,347**		**250,266**
Property and equipment, net		6,028		7,097
Right of use assets		454,586		-
Total assets	**$**	**1,369,961**	**$**	**257,363**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	69,838	$	-
Credit card		31,156		27,265
Right of use liability, current portion		136,924		-
Other current liabilities		16,984		7,659
Total current liabilities		**254,902**		**34,924**
Right of use liability		334,182		-
Other long-term liabilities		130,000		-
Total liabilities	**$**	**719,084**	**$**	**34,924**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 100,000,000 shares authorized 55,315,128 and 14,399,119 shares issued and outstanding as of December 31, 2022 and 2021	$	175	$	144
Class A Common Stock, $0.00001 par, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of December 31, 2022 and 2021		-		-
Series Seed-1 Preferred Stock, $0.00001 par, 10,000,000 shares authorized 780,740 and 0 shares issued and outstanding as of December 31, 2022 and 2021		8		-
Additional Paid In Capital		3,264,962		480,024
Retained earnings/(Accumulated Deficit)		(2,614,268)		(257,729)
Total stockholders' equity		**650,877**		**222,439**
Total liabilities and members' equity	**$**	**1,369,961**	**$**	**257,363**

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of services	-	-
Gross profit	-	-
Operating expenses		
Research and development	810,107	-
General and administrative	1,542,611	78,223
Total operating expenses	2,352,718	78,223
Operating income/(loss)	(2,352,718)	(78,223)
Interest expense	3,893	-
Other Loss/(Income)	(72)	-
Income/(Loss) before provision for income taxes	(2,356,539)	(78,223)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,356,539)**	**$ (78,223)**

See accompanying notes to financial statements.

DORONI AEROSPACE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Member's Equity	Common Stock Shares	Common Stock Amount	Class A Common Stock Shares	Class A Common Stock Amount	Series Seed-1 Preferred Stock Shares	Series Seed-1 Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Capital Contributions	12,315	-	-	-	-	-	-	665	-	12,980
Conversion to corporation	(12,315)	14,000,000	140	-	-	-	-	191,681	(179,506)	-
Issuance of common stock - Reg CF1	-	391,293	4	-	-	-	-	337,286	-	337,290
Issuance of common stock - broker compensation	-	7,826	-	-	-	-	-	7,826	-	7,826
Offering costs	-	-	-	-	-	-	-	(57,434)	-	(57,434)
Net income/(loss)	-	-	-	-	-	-	-	-	(78,223)	(78,223)
Balance—December 31, 2021	$ -	14,399,119	$ 144	-	$ -	-	$ -	$ 480,024	$ (257,729)	$ 222,499
Stock forfeiture	-	(1,353,750)	-	-	-	-	-	-	-	-
Stock Split (4:1)	-	39,136,107	-	-	-	-	-	-	-	-
Issuance of common stock - Reg CF1	-	3,080,420	31	-	-	-	-	692,856	-	692,887
Issuance of common stock - broker compensation	-	53,232	-	-	-	-	-	13,308	-	13,308
Issuance of Seed 1 - Preferred Stock - Reg CF2	-	-	-	-	-	774,917	8	1,328,811	-	1,328,819
Issuance of Seed 1 - Preferred Stock - broker compensation	-	-	-	-	-	5,823	-	14,441	-	14,441
Offering costs	-	-	-	-	-	-	-	(136,069)	-	(136,069)
Share-Based Compensation	-	-	-	-	-	-	-	871,591	-	871,591
Net income/(loss)	-	-	-	-	-	-	-	-	(2,356,539)	(2,356,539)
Balance—December 31, 2022	$ -	55,315,128	$ 175	-	$ -	780,740	$ 8	$ 3,264,962	$ (2,614,268)	$ 650,877

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,356,539)	$	(78,223)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		15,515		203
Share based compensation expense		871,591		-
Changes in operating assets and liabilities:				
Prepaids and other current assets		(169,329)		-
Right of use assets		(454,586)		-
Accounts payable		69,838		-
Credit Card		3,891		27,265
Right oif use liability		471,106		-
Other liabilities		140,006		7,659
Net cash provided/(used) by operating activities		**(1,408,506)**		**(43,096)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,819)		(7,300)
Net cash used in investing activities		**(1,819)**		**(7,300)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions		-		12,980
Proceeds from issuance of stock		1,724,977		289,418
Offering costs		(121,628)		(49,608)
Net cash provided/(used) by financing activities		**1,603,349**		**252,790**
Change in cash		193,024		202,394
Cash—beginning of year		202,394		-
Cash—end of year	**$**	**395,418**	**$**	**202,394**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Stock issued as broker commission	$	14,441	$	7,826

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Doroni Aerospace LLC was formed on May 3, 2018 as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021 in the state of Delaware. The financial statements of Doroni Aerospace Inc. (which may be referred to as the "Company","we","us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Coral Springs, Florida.

The Company was developed to design and sell an electrically powered vertical takeoff and landing vehicle currently in the research and development phase.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 this limit was not exceeded while as at December 31, 2022 Company's cash and cash equivalents exceeded FDIC insured limits by $145,418.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company would earn revenues from sales of electrically powered vertical takeoff and landing vehicles.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $810,107 and $0.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Doroni Aerospace Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid expenses	$ 96,005	$ -
Deposits	150,400	-
Escrow receivable	267,524	47,872
Total Prepaids and Other Current Assets	**$ 513,929**	**$ 47,872**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Accrued Expenses	12,541	7,659
Tax Payable	4,443	-
Total Other Current Liabilities	**$ 16,984**	**$ 7,659**

Other long-term liabilities consist of the following items:

As of December 31,	2022	2021
Advances Received	130,000	-
Total Other Current Liabilities	**$ 130,000**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computers	9,119	7,300
Property and Equipment, at Cost	**9,119**	**7,300**
Accumulated depreciation	(3,091)	(203)
Property and Equipment, Net	**$ 6,028**	**$ 7,097**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $2,888 and $203, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 55,315,128 and 14,399,119 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 20,000,000 shares designated as class A Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, no class A Common Shares have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 10,000,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 780,740 and 0 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

6. SHARE-BASED COMPENSATION

During 2022, the Company adopted its 2022 Equity Incentive Plan (which may be referred to as the "Plan 1"). The Company reserved 1,353,750 shares of its Common Stock to Plan 1, and, in giving effect to a 1:4 stock split effected by the Company, there are now 5,415,000 shares of the Company's Common Stock allocated to the Plan 1, which provides for the grant of shares of stock options, stock appreciation rights, and other stock-based awards to employees, non-employee directors, and non-employee consultants.

During 2022, the Company adopted its 2022 Stock Plan (which may be referred to as the "Plan 2"). The Company reserved 3,304,000 shares of its Class A Common Stock and pursuant to the Plan 2, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expenses recognized in the statement of operations was as follows:

As of Year Ended December 31,	2022	2021
Cost of goods sold	$ -	$ -
Research and development	150,068	-
General and administrative	721,523	-
Total share-based compensation	**$ 871,591**	**$ -**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2021
Expected life (years)	5.00 - 7.40	-
Risk-free interest rate	2.41% - 4.25%	-
Expected volatility	75%	-
Annual dividend yield	0%	-

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$	-	-
Granted	-	$	-	-
Exercised	-	$	-	-
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2021	-	$	-	-
Exercisable Options at December 31, 2021	-	$	-	-
Granted	7,315,000	$	0.59	-
Exercised	-	$	-	-
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2022	7,315,000	$	0.59	9.39
Exercisable Options at December 31, 2022	550,000	$	1.56	9.81

The unrecognized compensation expense calculated under the fair value method as of December 31, 2022 and was approximately $1,992,616.

7. LEASES

In November 2022, the Company entered into a lease agreement to rent its primary business premises. The lease has an original period expiring on December 31, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	467,213
Additions	$	3,893
Lease payments		-
Balance at end of period	**$**	**471,106**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	172,715
2024		181,350
Thereafter		190,418
Total	**$**	**544,483**

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (699,892)	$ (23,232)
Valuation Allowance	699,892	23,232
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (723,124)	$ (23,232)
Valuation Allowance	723,124	23,232
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,434,762. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through June 26, 2023, which is the issuance date of these financial statements.

In 2023, the Company issued 505,458 shares of Common Stock under its Regulation CF offering for gross proceeds of $1,037,250.

In 2023 the Company launched its Reg D 506(c) campaign planning to issue up to $5,000,000 in Shares of Series Seed-1 Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $2,356,539, an accumulated deficit of $2,614,268, an operating cash flow loss of $1,408,506, and liquid assets in cash of $395,418. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN DORONI AEROSPACE TODAY!

Rethink Your Commute

We envision a future where commuting takes minutes, not hours. We aim to make that future a reality with the DORONI H1 - a personal, two-seat aircraft designed for everyda...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Over $3.4 Million
Previously Raised
DORONI

$0 Raised

REASONS TO INVEST

- Doroni is a pre-revenue aerospace engineering and manufacturing company and is the only US-based eVTOL company that aims to revolutionize mobility by providing a practical and personal two-seat eVTOL for everyday use.
- Over 53 successful test flights, 270+ preorder requests, $3.6M raised, and partnerships with SpaceFlorida, Honeywell, Garmin. Our flying prototype shows we have the expertise to deliver on our vision.
- The eVTOL market is expected to grow from $9B today to over $1T by 2040, representing a staggering 30% CAGR. By focusing on personal use, we are well-positioned for growth.*

*Source

Invest Now
$2.48 Per Share

PREVIOUSLY CROWDFUNDED	
$3,479,624.49	
RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$500.96	$162.05M

THE PITCH

A Bold Breakthrough In Aviation



See us in action

**The video above depicts a prototype of a future product. The product is still currently under development and is not yet available on the market.*

We have a simple yet revolutionary mission: to make flight - one of mankind's greatest achievements - accessible to everyone as an everyday way of commuting. We aim to pioneer the world's first truly safe and simple personal flying vehicle that moves people more quickly, efficiently, and with reduced environmental impact compared to existing transportation options.


Introducing
THE DORONI H1
SAFE | SIMPLE | EFFICIENT
SUSTAILABLE | COST-EFFECTIVE
eVTOL
REFRESH MIAMI
Ami
yahoo! finance
FutureFlight
NBC
Robb Report
Bloomberg

**The image above is a prototype of a future product. The product is still currently under development and is not yet available on the market.*

A Personal Flying Vehicle For the Everyday Commuter

The Doroni H1 is a personal electric vertical takeoff and landing aircraft (eVTOL) that can be operated in as little as 3 clicks of a button. Its semi-autonomous capabilities and intuitive control system make it easy to fly, even for those without extensive piloting experience.

It's flight made simple—and all you'll need is a driver's license and short training course (which we'll provide) to get started.

THE PROBLEM & OUR SOLUTION

Transportation Is Broken. We Offer A Flying Car Anyone Can Operate



Time

250 Hours

spent annually commuting to work by the average American

Emissions

28%

of greenhouse emissions are generated by transportation





Infrastructure

36%

of the nation's 620k bridges need major repair or replacement

Source / Source



**The video above depicts a prototype of a future product. The product is still currently under development and is not yet available on the market.*

The Doroni H1 was designed to simplify the inherent complexities of flight with a simple and intuitive auto-stabilizing control system. We are using aviation-grade materials in its construction to ensure that the aircraft is both lightweight and durable.

The cockpit's twin control sticks are designed to provide a familiar and intuitive interface. Additionally, our proprietary ecosystem of apps and next-level flight & navigation system makes it easy to plan and execute flights with precision and accuracy.

No Roads Required & Designed For Everyday Use

- Fully electric
- MSRP ~$300K
- Seating for 2 pax, max 500lb. payload
- Fits in a standard 2-car garage
- Driver's license +20hr. training course required (LSA)



Total Weight

1650 lbs
(750 kg)

Payload 500lb
(227 kg)

Top Speed

140 mph
(225 km/h)

100 mph (160 km/h) cruising speed

Charge Time

20-25 min
From 20% to 80%

Range

60 mi
(100 km)

**The image above is a prototype of a future product. The product is still currently under development and is not yet available on the market.*

Safety Is In Our DNA

The Doroni H1 has been designed with an array of sensors and software systems to provide the safest flight experience possible. Our safety-first approach positions us to make short-distance flight widely accessible to everyday people.


SAFETY IS IN OUR DNA
The H1 combines multiple safety redundancies to ensure the safest flight possible
1 Multiple Redundancy Batteries
2 Emergency Airbag
3 Increased Lift and Stability
4 Ten Independent Propulsion Systems
5 Energy Dissipating Landing Gear
6 Energy Dissipating Body
7 Whole Airframe Ballistic Parachute
8 Patented Ducted Propellers

Patented Ducted Propellers



**The image above is a prototype of a future product. The product is still currently under development and is not yet available on the market.*

To our knowledge, we are developing one of the only personal eVTOLs in the world with proprietary enclosed propellers. This design sets a new benchmark for personal aerial vehicles:

- Eliminates exposed blades for maximum safety
- Provides higher lift efficiency
- Reduces noise

Formula 1-Inspired Collision Dissipation

The Doroni H1 leverages a proprietary carbon fiber monocoque and energy-dissipating landing gear to reduce impact in the event of a collision.

THE MARKET & OUR TRACTION

"We Don't Think Investors Are Prepared For The Scope of This Revolution"

– *Morgan Stanley, eVTOL TAM Update*

**The above testimonial may not be representative of the opinions or of the experiences of others and are not a guarantee of future performance or success.*

eVTOLS are a nascent industry worth $9.24B today. **And it's projected to reach $1 TRILLION by 2040 by the expert analysts at Morgan Stanley (Source).**


CAGR of approximately 30.7%
13.4%
57.8%
0.8%
28%
Passenger advanced air mobility
Military defense
Technology, services
Good advanced air mobility
$9.24B
Today
$1T
2040

Source

Target Customers

We believe the Doroni H1 represents a significant step forward in the development of personal eVTOL aircraft, offering a high degree of functionality and ease of use that make it an attractive option for a wide range of applications.



Personal Use



First Responders



Military



Law Enforcement

**The images above are renderings of a future product in various situations. The product is still currently under development and is not yet available on the market.*

The Traction

- ***Full scale*** flying prototype
- ***Design & Aerodynamic patents***
- ***~$3.6M raised*** seed round
- ***270+ preorder*** requests
- ***13K sq.ft.*** R&D facility
- ***53*** successful flight tests
- ***Target delivery*** 2025
- ***15*** team members
- ***Complete operation VR cockpit,*** Avionics and simulator
- Partnership w/ ***SPACE FLORIDA*** to scale operations
- Avionics OEMs: ***Honeywell, Garmin, Amphenol, Microsoft***
- MOU preorder: ***25 units with 3 POINTS IN SPACE***, a Canadian company
- ***Winner:*** NSU Orbit Innovation Center, Florida Aerospace Forum





WHY INVEST

This Is Happening Now


"SPACE FLORIDA IS HAPPY TO BE ASSISTING DORONI IN SCALING UP PRODUCTION OF THE H1 EVTOL, AS THEY PAVE THE WAY IN DEFINING THE FUTURE OF URBAN AIR MOBILITY."
– Tony Gannon,
Space Florida Vice President
RECENT AWARDS
ALAN B. LEVAN | NSU BROWARD
CENTER OF INNOVATION


"THIS IS REAL, AND THIS IS HAPPENING – WE'VE COME A LONG WAY FROM WHERE WE WERE JUST A DECADE AGO"
– Billy Nolen,
FAA Acting Administrator

**The above testimonials may not be representative of the opinions or of the experiences of other notable figures and is not a guarantee of future performance or success.*

Now Is The Time

As we speak, NASA and the FAA are developing the advanced air management systems needed to integrate eVTOLs into U.S. airspace. Together with the federal government, they are ensuring this new generation of aircraft maintains the high level of safety that defines modern aviation.

The Future of Commuter Transportation Is Being Built Today

Initial operations will be much like helicopters do today. As operations increase, the FAA will have corridors for these vehicles as well as rules for communicating with air traffic control when necessary. The FAA has developed a conceptual framework for eVTOL operations in and around urban areas.


EVTOL VERTIPORTS
Vertiports: If eVTOL Aircraft Take Off, Where Will They Land?
Share
CAUTION
VERTIPORT LANDING AREA
AUTHORIZED PERSONNEL ONLY
Watch on YouTube

**The video above depicts the image of a prototype in a rendering. The product is still currently under development and is not yet available on the market.*

The FAA is in the process of developing guidelines for how eVTOLs could fit into urban areas. (CREDIT: WSJ)

The FAA expects that initial eVTOL aircraft will use existing infrastructure such as helipads, routes and air traffic control services where possible. In September 2022, the FAA issued vertiport design standards to serve as the foundation to begin safely building infrastructure in this new era.

Rethink Your Commute – Own A Stake In Doroni



**The video above depicts a prototype of a future product. The product is still currently under development and is not yet available on the market.*

ABOUT

HEADQUARTERS
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076

WEBSITE
View Site

We envision a future where commuting takes minutes, not hours. We aim to make that future a reality with the DORONI H1 - a personal, two-seat aircraft designed for everyday use and anytime access.

TEAM



Doron Merdinger
Founder & CEO

Doron Merdinger is a visionary entrepreneur and problem solver with a passion for innovation. As the founder, CEO, and owner of Doroni Aerospace, he has led the development of cutting-edge personal urban flying vehicles that are set to transform the future of transportation.After graduating from the renowned Stern School of Business at New York University, Merdinger embarked on a successful career as a serial entrepreneur, building and scaling multiple companies to unprecedented revenue growth. Over the last 25 years, he has gained vast experience in management, product design, manufacturing, sales, and vendor relationships. Merdinger's vision and leadership have been the driving force behind the development of Doroni's H1 2 seater electric-powered flying vehicle. With his expertise and guidance, he has assembled a best-in-class technical team whose complementary expertise and experiences are leading the way to bring practical personal urban flying vehicles to reality. Merdinger is a well-regarded collaborator, communicator, and has served in the Israeli Air Force. He is an honor student with a Bachelor of Science from the Stern School of Business at New York University.



Eyal Segal
Chief Financial Officer

Eyal brings more than 20 years of experience in leadership, management and strategic financial analysis, for both public and private companies. Eyal was most recently Director of Financial Planning and Analysis at Teledyne FLIR, a global leader in the design and manufacturing of thermal cameras and sensors for a wide variety of applications, including aircraft. Prior to Teledyne FLIR, Eyal worked for several start-up and private companies in the ad-tech, gaming, apparel and distribution industries. Eyal began his career working for the global accounting firms, PwC and EY. Eyal served six years in the Israeli Defense Forces as an officer in the Logistic Unit. Eyal holds an MBA from Tel Aviv University, a B.A. in Economics and Management from the Technion - Israel Institute of Technology, and a B.A. in Accounting from Tel-Aviv University.



David Gambill
Chief Aerospace Engineer

David Gambill is a seasoned Aerospace Engineering Team Lead at Doroni Aerospace, bringing a wealth of experience from his past roles at General Dynamics, Boeing, Leonardo, and XTI Aircraft Company. He earned a B.S. in Aerospace Engineering from the University of Texas at Arlington and a MBA in Technology Management from University of Phoenix. David's expertise includes program management, supplier qualification, and FAA airworthiness standards. A lifelong learner and avid Star Trek fan, he has a passion for exploring new technologies and collaborating with his colleagues.



Yaakov Werdiger
Chief Operating Officer

Yaakov Werdiger has over 6 years of experience in the automotive business development industry. With a robust background in e-commerce and marketing, he is a problem solver and enthusiastic to take an idea and make it a reality. After receiving his degree in Industrial Engineering and Management from Jerusalem College of Technology and serving in the Israeli Defense Force, 7th Armored Brigade, Werdiger went on to various profitability management and project management positions. In these roles, he furthered his interpersonal along with business planning and development skills while working through conflict mediation, business forecasting and budgeting, and process design, implementation, and review. Continuing upon his early career success, Werdiger co-founded two start-ups, Commerfy and Champ. Seeing a gap in the e-commerce market and successfully implementing a solution to improve the online store building experience for clients.



Derek Barger
Chief Electrical & Electronics Engineer

Since 2003, Derek Barger has been a pioneer in creating the world's fastest batteries. Through continuous improvements in battery pack design and collaborations with various cell manufacturers, he has enhanced the safety and power of racing batteries. Derek holds multiple electric vehicle records, including the first-ever 6.94-second quarter-mile run at 201.37 mph. He has developed custom racing testing equipment and assembly tools to enable the creation of high-power battery packs. With each new vehicle, he pushes the boundaries of battery and power delivery technology. His specialties include Battery Management Systems (BMS) for racing, custom tooling, cell welding, cell assembly, racing battery pack building, electric vehicles, race vehicles, battery integration, and performance. Derek has built batteries for prestigious institutions like Orange County Choppers, Tulsa Technology Center-Lemley Campus, and Pickens Technical College, specializing in electrical and electronics engineering.



Czar Balangue
Chief Systems and Software Engineer

Czar Balangue has over 6 years mixed experience in software and electronics engineering. His experience extends to embedded software development for research and development of unmanned aircraft systems, consumer electronics and medical devices. He has also taken on roles as a systems engineer in some of his aerospace projects and leading the software and electronics development. He has worked for various drone tech start-ups, a flight simulation company, consumer electronics design and manufacturer and a consultancy firm. MEng (HONS) Digital Communications and Electronics, University of Hertfordshire. United Kingdom.



Oleg Sukhovii
Mechanical & Aerodynamic Engineer

Oleg Sukhovii has over fifteen years of experience in the Aerospace Engineering field. He is responsible for mechanical design, ergonomics, and integration of all components of design in one device. Mr. Sukhovii worked in one of the largest aircraft engineering companies in the world (Antonov Design Bureau). He developed extensive experience as an Engineer of Technical Department (AAL Group Ltd.) during repair and modernization of helicopters and as Chief Engineer at a private firm. Mr. Sukhovii developed and implemented the production of technical equipment for miners in a private company, participated in design and production of a drone, electric bike, industrial laser lighting equipment. Mr. Sukhovii attended National Aviation University in Ukraine where he earned his Master degree in Aerospace Engineering.



Ido Shabi
Senior Software Engineer

Ido is an experienced software engineer with 10+ years of industry experience. He has a strong track record of delivering innovative solutions for diverse projects and companies. As a cybersecurity expert, Ido focuses on developing robust security solutions to safeguard digital assets. He holds a Bachelor's degree in Computer Science from the Academic College of Tel-Aviv.



Miles Gilbert
Software Engineer

Miles Gilbert is a seasoned software engineer with 7 years of experience across various industries, including games, consumer electronics, manufacturing, and aerospace. He has proven expertise in leading software development for applications used in games, robotics, manufacturing, commercial electronics, and manned aerial vehicles' avionics. Mr. Gilbert holds a First Class Degree with Honors in Game Design and Development from London South Bank University.



Drago Kozhuharov
Software Engineer

Dragostin Kozhuharov is a seasoned software developer with 4 years of experience specializing in AI and Machine Learning using Python. He holds a Masters in Data Science and has a year of experience at Doroni Aerospace, working on embedded systems with Python, C++, and CMake. Prior to his software development career, Drago worked in various roles for a regulated broker in the City of London, bringing a wealth of financial industry knowledge to his work. With a background in Political Science and Finance, Drago offers a unique perspective and a well-rounded skill set. His expertise, attention to detail, and dedication make him a valuable asset to Doroni Aerospace's development team.



Charles Boyd
Test Pilot

Charles Boyd has over 20 years in the Aviation Industry and has accumulated over 14,000 hours of flight time. Building, modifying, and improving remote control vehicles and aircraft for 30years. Part 107 Remote Pilot and Part 135 Private Air Charter Current and Qualified. Holds a First-Class Medical, ATP Certificate, and multiple type ratings on various aircraft. Initiated and assisted in developing company and FAA industry safety standards. As a captain, he is responsible for the safe operation of the aircraft, weight and balance, performance calculations, preflight and post flight operations, along with ensuring proper maintenance has been performed.



Abe Dats
Marketing & Investor Relations

Abe is an expert communicator who has dedicated the past 5 years to helping startups reach their full potential. He excels in raising capital, accelerating product growth, and scaling operations. At the impressive age of 19, Abe built a business generating $8 million annually, honing his skills in product marketing, domestic and international sales, distribution, and disruptive technology.



Kyle Turner
Certification Manager

Kyle Turner is a dynamic force in the aviation industry, boasting an impressive 19-year tenure as an Engineer. With a Masters in Electrical Engineering and another in Business Management, he possesses a unique blend of technical expertise and strategic acumen. Adding to his accomplishments, Kyle has spent 7 years as a Federal Aviation Administration Designated Engineering Representative (FAA DER), making significant contributions to the field. His unwavering passion for aviation, coupled with his vast experience and qualifications, make Kyle an extraordinary asset in the industry.

TERMS

Doroni Aerospace

Overview

PRICE PER SHARE
$2.48

VALUATION
$162.05M

FUNDING GOAL
$10k - $1.2M

Breakdown

MIN INVESTMENT
$500.96

OFFERING TYPE
Equity

MAX INVESTMENT
$1,199,997.60

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
4,032

SHARES OFFERED
Series Seed 1 Preferred Stock

MAX NUMBER OF SHARES OFFERED
483,870

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series Seed 1 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series Seed 1 Preferred Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*****

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in Doroni, Inc. you are eligible for additional bonus shares.

Combo/Avid Investor Perk

Early Bronze

Invest $500+ within the first ten days and receive 5% bonus shares.

Early Silver

Invest $1,000+ within the first ten days and receive 7% bonus shares.

Early Copper

Invest $2,500+ within the first ten days and receive 10% bonus shares.

Early Platinum

Invest $5,000+ within the first ten days and receive 12% bonus shares.

Early Diamond

Invest $10,000+ within the first ten days and receive 15% bonus shares.

Early Sapphire

Invest $25,000+ within the first ten days and receive 20% bonus shares.

Early Ruby

Invest $50,000+ within the first ten days and receive 25% bonus shares.

Early Gold

Invest $100,000+ within the first ten days and receive 30% bonus shares.

Amount-Based

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 Perk | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $25,000+

Invest $25,000+ and receive 15% bonus shares.

Tier 4 | $50,000+

Invest $50,000+ and receive 20% bonus shares + 30-minute Zoom call and meet the CEO.

Tier 5 | $100,000+

Invest $100,000+ and receive 25% bonus shares + be invited to the office and meet the CEO. Experience test flight simulator. Lodging and travel in the USA included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed 1 Preferred Stock at $2.48 / share, you will receive 110 shares of Series Seed 1 Preferred Stock, meaning you'll own 110 shares for $248. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus. Stacking perks only apply to the Owner's Bonus perk and Loyalty perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

New Atlas
Doroni opens orders on its H1 personal lift & cruise eVTOL

View Article

Robb Report
This New Electric 'Flying Car' Can Be Piloted With a Driver's License—and It Will Fit in Your Garage

View Article

eVTOL Insights
Doroni Aerospace Reveals eVTOL Cockpit and VR Flight Experience

View Article

Refresh Miami
Just look up! Doroni is building the future of transport high in the sky

View Article

NBC Miami
Flying Cars May Be in Our Near Future — Here's a Look at the Doroni H1

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Doroni Aerospace.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Script

"“We don’t think investors are prepared for the scope of this revolution.”

That’s what Morgan Stanley Research has to say about the EVTol market... which is projected to reach over 1 TRILLION dollars by 2040.

Doroni Aerospace is on a mission to capitalize on this opportunity TODAY.

By making this disruptive technology accessible to everyone.

Imagine seeing the world from a different angle, exploring new horizons and reimagining your daily travel as we know it... all from the comfort of your own flying vehicle.

2: Personal Flying Vehicles are no longer science fiction. NASA and the FAA are developing the technology and airspace processes necessary to bring commercial operations online by 2024

Now’s your chance to get in early as an investor.

Our team of industry-leading aviation, battery, software, and electrical engineers are building what we believe will be the first 2-seater personal eVTOL that anyone can own, fly and park in a standard two-car garage.

We are introducing a revolutionary new daily driver that doesn’t require any roads, gas, or runways —the Doroni H1 personal eVTOL.

What you see behind me is the fruition of a vision I had 6 years ago when I sold my house to jump-start this company. The H1 completely upends the personal transportation landscape as we know it and will save our customers millions of wasted hours spent in traffic and revolutionizes the way first responders and law enforcement react to emergencies.

I logged 14 thousand hours of flight time as a privately chartered captain. This vehicle is taking away the complexity of flight in as little as 3 clicks of a button.

It just works, it does what I want it to do.

Our patented ducted propellers reduce noise while increasing lift. And with an array of anti-collision sensors, whole airframe ballistic parachute, and multiple backup batteries . . . we can say that every inch of the H1 was considered with safety in mind. Safety is in our DNA.

I’ve been working on battery technology for 20 years now... and for the first time there are powerful enough batteries to go from these small unmanned drones to being able to carry humans.

Which makes it an important time in history for electric flight, and an exciting time for us.

We are proud to be a US-based company right here in southern Florida, and a leading American company in personal Evtols.

Doroni won 2nd place at the Florida Aerospace 2021 Forum. Got backing from Space Florida, and has raised over 3.6 million dollars from over 1,900 investors, and received over 270 preorder requests. We've completed the first full-scale flying prototype—a milestone that air taxi companies spend 100s of millions to achieve.

Now, we plan to develop and build out our second prototype and secure a Light-Sport Aircraft certification with the FAA.

Your support is allowing Doroni to bring a new level of joy back to commuting.

We have the team, technology, timing, and product market fit to become a leader in this untapped industry.

Now You can invest and be a part of a revolutionary change for the future. With your investment, We believe we can get there by the end of 2024.

Claim your stake in the future of flight.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DORONI AEROSPACE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2022, AT 3:35 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6288233 8100
SR# 20222879716

Authentication: 203825318
Date: 07-01-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:35 PM 06/30/2022
FILED 03:35 PM 06/30/2022
SR 20222879716 - File Number 6288233

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DORONI AEROSPACE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Doroni Aerospace, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Doroni Aerospace, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 6, 2021 under the name Doroni Aerospace, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is Doroni Aerospace, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The Corporation is authorized to issue three classes of stock to be designated "Common Stock," "Class A Common Stock" and "Preferred Stock." The total number of shares of Common Stock that the Corporation is authorized to issue is 100,000,000 shares, $0.00001 par value per share. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 20,000,000 shares, $0.00001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.00001 par value per share. At the effective time of this Amended and Restated Certificate of Incorporation (the "Restated Certificate"), each of the issued and outstanding shares of Common Stock of the Corporation shall be subdivided and converted into 4 shares of Common Stock. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all of the shares of the Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock."

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. CLASS A COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class A Common Stock.

1. General. The rights, preferences, privileges and restrictions of the Class A Common Stock and Common Stock shall be equal and identical in all respects except as set forth in Section B.2 below.

2. Voting. The shares of Class A Common Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Dividends. In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

2. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series Seed-1 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event), the holders of shares of Series Seed-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) the Seed-1 Preferred Original Issue Price, or (B) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into A Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed-1 Preferred Stock is entitled to receive under this Subsection 2.1 is herein after referred to as the "Seed-1 Preferred Liquidation Preference." The "Seed-1 Preferred Original Issue Price" shall mean $2.48 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-1 Preferred Stock.

2.2 Distribution of Remaining Assets. In the event of any Deemed Liquidation Event or voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Seed-1 Preferred Liquidation Preference required to be paid to the holders of shares of Series Seed-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) (the "Requisite Holders") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Subsection 2.3.1, all shares of Common Stock and Class A Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock and Class A Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Subsection 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. Voting. The shares of Series Seed-1 Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed-1 Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. **Conversion**. The holders of the Series Seed-1 Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

i. Conversion Ratio. Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the Series Seed-1 Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Series Seed-1 Preferred Stock. The "Seed-1 Preferred Conversion Price" shall initially be equal to the Seed-1 Preferred Original Issue Price, and shall be sometimes referred to herein as the "Conversion Price." Such initial Conversion Price, and the rate at which shares of Series Seed-1 Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

ii. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed-1 Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the Series Seed-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Series Seed-1 Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed-1 Preferred Stock to voluntarily convert shares of Series Seed-1 Preferred Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed-1 Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed-1 Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed-1 Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series Seed-1 Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series Seed-1 Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Series Seed-1 Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed-1 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed-1 Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed-1 Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed-1 Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

4.3.3 Effect of Conversion. All shares of Series Seed-1 Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed-1 Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of Series Seed-1 Preferred Stock, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the designated number of shares of Series Seed-1 Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed-1 Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed-1 Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed-1 Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect for Series Seed-1 Preferred Stock immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made with respect to Series Seed-1 Preferred Stock if the holders of Series Seed-1 Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series Seed-1 Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property and the provisions of Subsection 4.5 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed-1 Preferred Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed-1 Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not Series Seed-1 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of unconverted or unexchanged Series Seed-1 Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of Series Seed-1 Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed-1 Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed-1 Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed-1 Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of affected Series Seed-1 Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed-1 Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed-1 Preferred Stock (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Series Seed-1 Preferred Stock, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series Seed-1 Preferred Stock.

4.9 Mandatory Conversion. Upon either (A) the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed-1 Preferred Stock shall automatically be converted into shares of Class A

Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

4.10 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Subsection 3.9. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.9, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.10. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Seed-1 Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Seed-1 Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Seed-1 Preferred Stock and the Class A Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

A. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank.]

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Section 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of June, 2022.

By: /s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer